DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

August 20, 2024

VIA EDGAR
==========
David L. Orlic
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Booster Income Opportunities Fund; File Nos. 333-279809 and 811-23966

Dear Mr. Orlic,

On May 30, 2024, Booster Income Opportunities Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On July 1, 2024, you provided written comments regarding the Registration Statement. Please find below your comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

General

1.	Please advise whether you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

The Registrant has not presented any “test the waters” materials to potential investors in connection with this offering other than a “red herring” prospectus in accordance with SEC guidance on pre-effective communications.

2.	Please advise if you have submitted or expect to submit an exemptive application or no- action request in connection with the registration statement.

The Adviser does not intend to seek such relief at this time. However, the Adviser reserves the right to seek such relief in the future.

3.	We note that portions of the registration statement are incomplete. A full financial review (e.g., seed financial statements, auditor’s report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

The Registrant acknowledges the Staff’s comment.

4.	Please advise whether the Fund expects a significant portion of its assets (e.g., 25%) to be exposed to a single counterparty or issuer. If so, we may have further comment.

The Adviser has confirmed to the Registrant that the Fund may have a significant portion of its assets exposed to a single counterparty or issuer.

Cover Page

5.	The disclosure appears to use the terms “structured notes” and “structured products” interchangeably. Please use the term “structured notes” consistently.

The Registrant has revised the disclosure as requested.

Prospectus

Investment Strategy, page 1

6.	The prospectus does not include much discussion of the assets underlying the structured notes. Please expand on this disclosure, including, for example, whether the underlying asset might be an index, corporate issuer, or both; any focus on a particular industry; and any focus on particular capitalization ranges, geographic locations, or credit quality.

The Registrant has revised the disclosure as requested.

Investment Adviser, page 2

7.	Please disclose who controls the Adviser, the basis of that control, and the general nature of that person’s business. See Items 9 and 20 of Form N-2.

The Registrant has revised the disclosure as requested.

Repurchases of Shares, page 4

8.	Disclosure states that each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase offer. Please revise this disclosure to explain more clearly how shareholders will have this right, how they may exercise it, and how it will be done in accordance with Rule 23c-3 under the 1940 Act.

The Registrant has revised the disclosure as requested.

Use of Leverage by the Fund, page 5

9.	Please specify in the disclosure the degree to which you currently expect to employ leverage, including whether this would entail borrowings, financial leverage, or both.

The disclosure in the principal investment strategies already contains the information requested to be added to the risk “Use of Leverage by the Fund,” so the Registrant has not revised the risk.

Derivatives Risk, page 7

10.	Please disclose in the strategy section what derivatives are contemplated to be used and for what purposes.

The Adviser has confirmed to the Registrant that the Fund will not invest directly in derivatives, but the structured notes in which the Fund invests have imbedded derivatives as already disclosed in the strategy. The Registrant has clarified this in the derivatives risk disclosure.

Summary of Fund Expenses, page 8

11.	Please present the incentive as zero in the initial fiscal year and delete the reference in the footnote to estimating the incentive fee for the initial fiscal year.

The Registrant has revised the disclosure as requested.

Use of Proceeds, page 9

12.	Please disclose how long it is expected to take to fully invest proceeds in accordance with the Fund’s investment objectives and policies, and the reasons for any anticipated lengthy delay (that is, more than 3 months) and the consequences thereof.

The Registrant has revised the disclosure as requested.

Subsidiaries, page 11

13.	Please confirm in correspondence that the Subsidiaries and their boards of directors will agree to inspection by the staff of the Subsidiaries’ books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

The Registrant so confirms.

Inflation/Deflation Risk, page 17

14.	Please update the first sentence of the final paragraph of this risk factor, which doesn’t appear consistent with recent statements from the Federal Reserve, or advise as to the source of this information.

The Registrant has revised the disclosure as requested.

Investment Adviser, page 19

15.	Please revise the last paragraph, which appears to assume that the Fund is already reporting.

The Registrant has revised the disclosure as requested.

Management and Incentive Fees, page 19

16.	Please include examples demonstrating the operation of the incentive fee in an amendment. In addition, please provide the examples in the correspondence response.

The Registrant has revised the disclosure as requested and provided the examples below.

Example: Subordinated Incentive Fee on Income for Each Calendar Quarter

Scenario 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.4%

Preferred return(1) = 1.50%

Base management fee(2) = 0.3125%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 0.8875%

Pre-incentive fee net investment income does not exceed the preferred return rate; therefore there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.625%

Preferred return(1) = 1.50%

Base management fee(2) = 0.3125%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 1.1125%

Subordinated incentive fee on income	= 100% × pre-incentive fee net investment income (subject to “catch-up”) (4)
= 100% × (1.625% – 1.5%)
= 0.125%

Pre-incentive fee net investment income exceeds the preferred return rate, but does not fully satisfy the “catch-up” provision, therefore the subordinated incentive fee on income is 0.125%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.50%

Preferred return(1) = 1.50%

Base management fee(2) = 0.3125%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 1.9875%

Catch up = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

Subordinated incentive fee on income = 100% × “catch-up” + (15.0% × (pre-incentive fee net investment income – 1.7647%))

Catch up	= 1.7647% – 1.50%
= 0.2647%

Subordinated incentive fee on income	= (100% × 0.2647%) + (15.0% × (2.5% – 1.7647%))
= 0.2647% + (15% × 0.7353%)

= 0.2647% + 0.110295% = 0.374995%Pre-incentive fee net investment income exceeds the fixed preferred return and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0. 0.374995%.

____________

(1)      Represents 6.0% annualized preferred return.

(2)      Represents 1.25% annualized base management fee on average total assets.

(3)      Excludes organization and offering expenses.

(4)      The “catch-up” provision is intended to provide our Adviser with an incentive fee of 15.0% on all pre-incentive fee net investment income when our net investment income exceeds 1.7647% in any calendar quarter.

*        The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Repurchase Amounts and Payment of Proceeds, page 24

17.	Disclosure in the second paragraph of this subsection indicates that the Fund intends to give priority to shares tendered in connection with required minimum distributions. Please remove this disclosure or advise how it complies with Rule 23c-3(b)(5).

The Registrant has removed the disclosure as requested.

Anti-Takeover and Other Provisions in the Declaration of Trust, page 28

18.	We note the last sentence in the first paragraph of this subsection. The Declaration of Trust does indeed appear to contain provisions requiring super-majority votes in the case of certain extraordinary transactions. Please revise this disclosure accordingly.

The Registrant has revised the disclosure as requested.

19.	We note that Delaware does not appear to have a control share acquisition statute specifically applicable to the Fund. As such, please disclose in the prospectus that the Fund’s organizational documents contain control share acquisition provisions and state that recent federal and state court precedent has found that such control share acquisition provisions are not consistent with the 1940 Act. Also disclose in the prospectus that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes, dated May 27, 2020, does not extend to the Fund’s specific circumstances (i.e., a closed-end fund organized in a state that does not have a control share acquisition statue specifically applicable to the fund).

The Registrant has revised the disclosure as requested.

Plan of Distribution, page 28

20.	Disclosure elsewhere indicates that there will be no sales load in this offering, while this section discloses that there will be a sales load. Please reconcile these conflicting disclosures.

The disclosure references any applicable sales load, and there aren’t any applicable sales loads for this Fund. While the Registrant believes that the existing disclosure is accurate, it has removed the reference to sales loads.

Independent Registered Public Accounting Firm, page 31

21.	Please provide the name of the Fund’s independent registered public accounting firm in correspondence.

The independent registered public accounting firm for the Registrant is Tait, Weller & Baker, LLP.

Statement of Additional Information

Investment Objective, page 1

22.	This section appears to state a different objective from that disclosed in the prospectus. Please reconcile these conflicting disclosures.

The Registrant has corrected the investment objective in the SAI.

Short Sales, page 8

23.	Please advise as to the extent to which the Fund expects to be engaging in short selling, or consider removing this disclosure.

Short selling is not a principal strategy of the Registrant, which is why the disclosure is in the SAI and not the prospectus. However, the Registrant has removed the disclosure.

Portfolio Turnover, page 10

24.	Please change the reference in this section to the Sub-Adviser.

The Registrant has revised the disclosure as requested.

Repurchase Offer Policy Summary of Terms, page 11

25.	Disclosure in the prospectus states that there will be no repurchase fee, while disclosure here indicates that there will be. Please reconcile these conflicting disclosures.

The Registrant does not intend to charge a repurchase fee as stated in both the prospectus and SAI, so the disclosures are consistent. The disclosure in the SAI is to inform shareholders that a repurchase fee is permitted, but it states that the Registrant does not charge one.

Board Committees, page 19

26.	There does not appear to be a description of the “Valuation Committee” in this subsection. Please advise.

The Registrant has revised the disclosure to include the valuation committee.

The Sub-Adviser, page 23

27.	Please file the sub-advisory agreement as an exhibit to the registration statement.

The Registrant will file the sub-advisory agreement as an exhibit to a pre-effective amendment to the registration statement.

Part C – Other Information

Item 34. Undertakings

28.	Please conform undertakings 4(e) and 6 to those appearing in Form N-2.

The Registrant has made the revisions requested.

* * *

If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle